FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of November 1, 2017

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2017 Third Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2017.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2017 Third Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA and Net cash / debt. See exhibit I for more details on these alternative performance measures.

Luxembourg, November 1, 2017 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter and nine months ended September 30, 2017 with comparison to its results for the quarter and nine months ended September 30, 2016.

Summary of 2017 Third Quarter Results

(Comparison with second quarter of 2017 and third quarter of 2016)

	Q3 2017	Q2 2017		Q3 2016
Net sales ($ million)	1,303	1,243	5%	987	32%
Operating income (loss) ($ million)	79	51	54%	(33)	342%
Net income ($ million)	95	73	30%	15	515%
Shareholders’ net income ($ million)	105	75	41%	17	532%
Earnings per ADS ($)	0.18	0.13	41%	0.03	532%
Earnings per share ($)	0.09	0.06	41%	0.01	532%
EBITDA ($ million)	225	200	12%	133	69%
EBITDA margin (% of net sales)	17.3%	16.1%		13.5%

Sales rose strongly in the Americas quarter on quarter reflecting seasonal factors in Canada, improved product mix and pricing in US onshore and higher activity from private operators in Argentina. Overall growth in sales, however, was held back by a trough in shipments to projects in the Middle East and Africa and for National Oil Company contracts under renewal as well as seasonal factors in European sales to distributors of line pipe and industrial products. Earnings per share, operating income and EBITDA margins all rose on lower general and administrative expenses and a recovery in margins in our non-tubular businesses.

During the quarter, we had a build up of inventories of $216 million in anticipation of higher shipments in the forthcoming quarter and net cash flow used in operations amounted to $2 million. After capital expenditures of $143 million, our net cash position (cash, other current investments and fixed income investments held to maturity less total borrowings) declined to $974 million at the end of the quarter.

Interim Dividend Payment

Our board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million. The payment date will be November 22, 2017 , with an ex-dividend date on November 20, 2017 and record date on November 21, 2017.

Appointment to the Audit Committee

Our board of directors appointed Mr. Carlos Condorelli to the audit committee. Mr. Condorelli will contribute to the Committee his expertise and extensive experience in audit and accounting.

Market Background and Outlook

Drilling activity in the USA and Canada, which rose at a rapid pace in the first half of the year, has now stabilized as operators turn their attention to improving returns on capital amidst uncertainty about the recovery in oil and gas prices and the prospect of higher financing costs. In the rest of the world, recovery remains more elusive, though conditions in some markets, like the North Sea, are gradually improving and Middle East drilling activity remains stable. In Latin America, drilling activity in Argentina has started to recover driven by investments in the Vaca Muerta shale play, while, in Mexico, despite the positive results of the energy reform program, a significant recovery in activity remains distant.

We are currently starting up our Bay City rolling mill with the first pipe rolled on 18 October. This will reinforce our Rig Direct™ service program in North America with a shorter and more efficient supply chain, reducing lead times and inventory requirements.

In the fourth quarter and going into 2018, we expect our sales in the Americas to continue growing as we consolidate and expand our Rig Direct™ program in North America and activity in the Vaca Muerta shale play in Argentina increases. We also expect higher sales in the rest of the world, boosted by shipments for East Meditarrenean pipelines, higher shipments to Middle East customers and higher sales in Europe. EBITDA and operating income should also grow, with margins benefiting from higher plant utilization and containment of fixed costs.

Analysis of 2017 Third Quarter Results

Tubes Sales volume (thousand metric tons)	Q3 2017	Q2 2017		Q3 2016
Seamless	527	529	(0%)	416	27%
Welded	120	96	25%	62	95%
Total	647	624	4%	477	36%

Tubes	Q3 2017	Q2 2017		Q3 2016
(Net sales - $ million)
North America	633	548	16%	282	124%
South America	256	227	13%	225	14%
Europe	117	132	(11%)	126	(7%)
Middle East & Africa	170	212	(20%)	251	(32%)
Asia Pacific	51	55	(7%)	34	52%
Total net sales ($ million)	1,228	1,175	5%	917	34%
Operating income (loss) ($ million)	66	46	43%	(32)	305%
Operating margin (% of sales)	5.4%	3.9%		(3.5%)

Net sales of tubular products and services increased 5% sequentially and 34% year on year, in line with the increase in shipment volumes. In North America, sales increased due to the seasonal recovery in Canada and better pricing and product mix in the United States. In South America sales increased due to an increase in activity at Vaca Muerta. In Europe sales declined reflecting seasonally lower sales of mechanical and line pipe products and lower sales of premium OCTG in Russia. In the Middle East and Africa sales reached a low point this quarter but are expected to recover strongly in the coming quarters led by shipments for East Mediterranean line pipe projects. In Asia Pacific we had lower sales of line pipe for complex projects.

Operating income from tubular products and services, amounted to $66 million in the third quarter of 2017, compared to $46 million in the previous quarter and a loss of $32 million in the third quarter of 2016. Sequentially, the increase in operating income is due to a reduction in selling, general and administrative expenses, mainly labor costs and services and fees.

Others	Q3 2017	Q2 2017		Q3 2016
Net sales ($ million)	75	68	10%	69	8%
Operating income (loss)($ million)	13	6	136%	(0)
Operating margin (% of sales)	17.8%	8.3%		(0.6%)

Net sales of other products and services increased 10% sequentially and 8% year on year. The increase in sales and operating income is mostly related to our energy related businesses, sucker rods and coiled tubing.

Selling, general and administrative expenses, or SG&A, amounted to $305 million, or 23.4% of net sales in the third quarter of 2017, compared to $327 million, 26.3% in the previous quarter and $304 million, 30.9% in the third quarter of 2016. The sequential decline in SG&A expenses is mainly explained by lower labor costs and services and fees.

Other operating results, amounted to a loss of $1 million in the third quarter of 2017, compared with a gain of $2 million in the previous quarter and a gain of $17 million in the third quarter of 2016 when we recorded the sale of land not used in the production process of the Company.

Financial results amounted to a loss of $7 million in the third quarter of 2017, compared to a loss of $16 million in the previous quarter and a gain of $4 million in the third quarter of 2016. The loss of the quarter is mainly due to net foreign exchange transactions loss because of the Euro appreciation on Euro denominated intercompany-debt in subsidiaries with US dollar functional currency. These losses are to a large extent offset in equity, in the currency translation adjustment reserve.

Equity in earnings of non-consolidated companies generated a gain of $25 million in the third quarter of 2017, compared to $30 million in the previous quarter and $27 million in the third quarter of 2016. These results are mainly derived from our equity investment in Ternium (NYSE:TX) and Usiminas.

Results attributable to non-controlling interests amounted to a loss of $10 million in the third quarter of 2017, compared to a loss of $1 million in the previous quarter and a loss of $1 million in the third quarter of 2016. These results were mainly attributable to non-controlling interests at our Japanese subsidiary NKKTubes and at our subsidiaries in Ghana and Indonesia.

Cash Flow and Liquidity of 2017 Third Quarter

Net cash used by operating activities during the third quarter of 2017 was $2 million, compared to $33 million in the previous quarter and a cash generation of $254 million in the third quarter of last year. During the third quarter of 2017 we used $216 million for the increase in working capital related to the increase in shipments and production.

Capital expenditures amounted to $143 million for the third quarter of 2017, compared to $155 million in the previous quarter and $187 million in the third quarter of 2016. Capital expenditures mainly relates to the progress in the construction of the greenfield seamless facility in Bay City, Texas.

We maintained a net cash position (cash, other current investments and fixed income investments held to maturity less total borrowings) of $974 million at September 30, 2017.

Analysis of 2017 First Nine Months Results

	9M 2017	9M 2016	Increase/(Decrease)
Net sales ($ million)	3,700	3,248	14%
Operating income (loss) ($ million)	167	(65)	357%
Net income ($ million)	374	34	992%
Shareholders’ net income ($ million)	385	21	1,689%
Earnings per ADS ($)	0.65	0.04	1,689%
Earnings per share ($)	0.33	0.02	1,689%
EBITDA ($ million)	624	426	47%
EBITDA margin (% of net sales)	16.9%	13.1%

Tubes Sales volume (thousand metric tons)	9M 2017	9M 2016	Increase/(Decrease)
Seamless	1,564	1,177	33%
Welded	290	288	1%
Total	1,854	1,465	27%

Tubes	9M 2017	9M 2016	Increase/(Decrease)
(Net sales - $ million)
North America	1,654	929	78%
South America	686	820	(16%)
Europe	364	421	(13%)
Middle East & Africa	631	765	(18%)
Asia Pacific	152	98	56%
Total net sales ($ million)	3,488	3,033	15%
Operating income (loss) ($ million)	142	(76)	286%
Operating income (% of sales)	4.1%	(2.5%)

Net sales of tubular products and services increased 15% to $3,488 million in the first nine months of 2017, compared to $3,033 million in the first nine months of 2016, reflecting a 27% increase in volumes and a 9% decrease in average selling prices.

Operating income from tubular products and services amounted $142 million in the first nine months of 2017 compared to a loss of $76 million in the first nine months of 2016. Results improved following a 27% increase in shipment volumes, increasing sales and the utilization of production capacity and therefore the absorption of fixed costs. Additionally, severance charges were lower as market conditions improved.

Others	9M 2017	9M 2016	Increase/(Decrease)
Net sales ($ million)	212	215	(2%)
Operating income ($ million)	24	11	115%
Operating margin (% of sales)	11.5%	5.3%

Net sales of other products and services decreased 2% to $212 million in the first nine months of 2017, compared to $215 million in the first nine months of 2016, while operating income increased 115% reflecting higher margins.

SG&A amounted to $926 million, or 25.0% of net sales during the first nine months of 2017, compared to $916 million, or 28.2% in the same period of 2016. Despite a 1% increase in SG&A expenses, SG&A as a percentage of sales declined following a 14% increase in sales.

Financial results were a loss of $27 million in the first nine months of 2017 compared to a loss of $1 million in the same period of 2016. The loss in the first nine months of 2017 is mainly due to the Euro appreciation on Euro denominated intercompany-debt in subsidiaries with US dollar functional currency. These losses are to a large extent offset in equity, in the currency translation adjustment reserve.

Equity in earnings of non-consolidated companies generated a gain of $90 million in the first nine months of 2017, compared to a gain of $57 million in the first nine months of 2016. These results are mainly derived from our equity investment in Ternium (NYSE:TX) and Usiminas.

Income tax amounted to a gain of $53 million in the first nine months of 2017, compared to a gain of $10 million in the first nine months of 2016, this result reflects primarily the effect of the Mexican peso revaluation on the tax base used to calculate deferred taxes at our Mexican subsidiaries which have the U.S. dollar as their functional currency.

Results attributable to non-controlling interests amounted to a loss of $10 million in the first nine months of 2017, compared to a gain of $13 million in the first nine months of 2016. These negative results were mainly attributable to non-controlling interests at our Japanese subsidiary NKKTubes and at our subsidiaries in Ghana and Indonesia while positive results recorded during the first nine months of 2016 were mainly attributable to our pipe coating subsidiary in Nigeria.

Cash Flow and Liquidity of 2017 First Nine Months

During the first nine months of 2017, net cash used in operations was $9 million, compared to $942 million provided by operations in the same period of 2016. Working capital increased by $581 million in the first nine months of 2017, while it decreased by $559 million in the first nine months of 2016.

Capital expenditures amounted to $437 million in the first nine months of 2017, compared with $629 million in the same period of 2016. These investments are to a great extent related to the construction of the new greenfield seamless mill in Bay City, Texas.

We maintained a net cash position (cash, other current investments and fixed income investments held to maturity less total borrowings) of $974 million at September 30, 2017.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on November 2, 2017, at 09:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 877 730 0732 within North America or +1 530 379 4676 Internationally. The access number is “5088749”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 12.00 pm ET on November 2nd, through 11.59 pm on November 10th, 2017. To access the replay by phone, please dial +1 855 859 2056 or +1 404 537 3406 and enter passcode “5088749” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Press releases and financial statements can be downloaded from Tenaris’s website at www.tenaris.com/investors.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2017	2016	2017	2016
Continuing operations	Unaudited		Unaudited
Net sales	1,302,924	986,525	3,699,588	3,247,792
Cost of sales	(918,338)	(731,450)	(2,607,923)	(2,408,135)
Gross profit	384,586	255,075	1,091,665	839,657
Selling, general and administrative expenses	(304,723)	(304,469)	(926,286)	(916,477)
Other operating income (expense), net	(808)	16,717	1,180	11,943
Operating income (loss)	79,055	(32,677)	166,559	(64,877)
Finance Income	11,776	14,226	35,762	58,333
Finance Cost	(6,501)	(6,913)	(18,459)	(16,031)
Other financial results	(12,549)	(3,427)	(44,631)	(43,355)
Income (loss) before equity in earnings of non-consolidated companies and income tax	71,781	(28,791)	139,231	(65,930)
Equity in earnings of non-consolidated companies	24,752	26,586	90,153	56,925
Income (loss) before income tax	96,533	(2,205)	229,384	(9,005)
Income tax	(1,307)	5,732	53,295	9,707
Income for continuing operations	95,226	3,527	282,679	702

Discontinued operations
Result for discontinued operations	-	11,961	91,542	33,559
Income for the period	95,226	15,488	374,221	34,261

Attributable to:
Owners of the parent	104,854	16,603	384,505	21,498
Non-controlling interests	(9,628)	(1,115)	(10,284)	12,763
	95,226	15,488	374,221	34,261

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At September 30, 2017		At December 31, 2016
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	6,192,271		6,001,939
Intangible assets, net	1,729,391		1,862,827
Investments in non-consolidated companies	625,105		557,031
Available for sale assets	21,572		21,572
Other investments	227,927		249,719
Deferred tax assets	152,059		144,613
Receivables, net	187,571	9,135,896	197,003	9,034,704
Current assets
Inventories, net	2,204,815		1,563,889
Receivables and prepayments, net	182,292		124,715
Current tax assets	188,287		140,986
Trade receivables, net	1,066,522		954,685
Other investments	1,146,153		1,633,142
Cash and cash equivalents	436,359	5,224,428	399,737	4,817,154
Assets of disposal group classified as held for sale		-		151,417
Total assets		14,360,324		14,003,275
EQUITY
Capital and reserves attributable to owners of the parent		11,495,733		11,287,417
Non-controlling interests		96,710		125,655
Total equity		11,592,443		11,413,072
LIABILITIES
Non-current liabilities
Borrowings	34,977		31,542
Deferred tax liabilities	507,612		550,657
Other liabilities	222,315		213,617
Provisions	38,072	802,976	63,257	859,073
Current liabilities
Borrowings	796,556		808,694
Current tax liabilities	106,529		101,197
Other liabilities	228,221		183,887
Provisions	25,973		22,756
Customer advances	85,818		39,668
Trade payables	721,808	1,964,905	556,834	1,713,036
Liabilities of disposal group classified as held for sale		-		18,094
Total liabilities		2,767,881		2,590,203
Total equity and liabilities		14,360,324		14,003,275

Consolidated Condensed Interim Statement of Cash Flow

	Three-month period ended September 30,		Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2017	2016	2017	2016
Cash flows from operating activities	Unaudited		Unaudited

Income for the period	95,226	15,488	374,221	34,261
Adjustments for:
Depreciation and amortization	146,293	167,520	457,359	494,638
Income tax accruals less payments	(30,804)	(47,047)	(160,622)	(115,778)
Equity in earnings of non-consolidated companies	(24,752)	(26,586)	(90,153)	(56,925)
Interest accruals less payments, net	2,683	59	7,572	(12,848)
Changes in provisions	(2,048)	5,676	(21,968)	13,847
Income from the sale of Conduit business	-	-	(89,694)	-
Changes in working capital	(215,926)	148,955	(581,148)	559,187
Currency translation adjustment and Others	26,898	(10,554)	95,306	26,004
Net cash (used in) provided by operating activities	(2,430)	253,511	(9,127)	942,386

Cash flows from investing activities
Capital expenditures	(143,356)	(187,376)	(437,162)	(628,799)
Changes in advance to suppliers of property, plant and equipment	1,880	7,622	6,209	41,974
Proceeds from disposal of Conduit business	-	-	327,631	-
Investment in non-consolidated companies	-	-	-	(17,108)
Loan to non-consolidated companies	1,950	(11,550)	(7,056)	(35,398)
Acquisition of subsidiaries	(10,418)	-	(10,418)	-
Investment in companies under cost method	-	-	(3,681)	-
Proceeds from disposal of property, plant and equipment and intangible assets	1,520	18,253	4,398	22,232
Dividends received from non-consolidated companies	-	-	22,971	20,674
Changes in investments in securities	341,975	93,841	512,046	419,523
Net cash provided by (used in) investing activities	193,551	(79,210)	414,938	(176,902)

Cash flows from financing activities
Dividends paid	-	-	(330,550)	(354,161)
Dividends paid to non-controlling interest in subsidiaries	-	(24,000)	(19,200)	(28,311)
Acquisitions of non-controlling interests	(3)	(309)	(34)	(786)
Proceeds from borrowings	341,747	295,029	862,118	770,971
Repayments of borrowings	(370,184)	(368,324)	(888,670)	(976,228)
Net cash (used in) financing activities	(28,440)	(97,604)	(376,336)	(588,515)

Increase in cash and cash equivalents	162,681	76,697	29,475	176,969
Movement in cash and cash equivalents
At the beginning of the period	270,837	392,643	398,580	286,198
Effect of exchange rate changes	1,260	(1,217)	6,722	4,956
Increase in cash and cash equivalents	162,681	76,697	29,475	176,969
At September 30,	434,778	468,123	434,778	468,123

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA= Operating results + Depreciation and amortization + Impairment charges/(reversals).

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2017	2016	2017	2016
Operating income	79,055	(32,677)	166,559	(64,877)
Depreciation and amortization	146,293	167,520	457,359	494,638
Depreciation and amortization from discontinued operations	-	(1,353)	-	(4,081)
EBITDA	225,348	133,490	623,918	425,680

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash = Cash and cash equivalents + Other investments (Current)+ Fixed income investments held to maturity – Borrowings (Current and Non-current).

(all amounts in thousands of U.S. dollars)	At September 30,
	2017	2016
Cash and cash equivalents	436,359	468,613
Other current investments	1,146,153	1,830,590
Fixed income investments held to maturity	222,992	283,833
Borrowings – current and non-current	(831,533)	(745,959)
Net cash / (debt)	973,971	1,837,077